UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 5, 2018
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PARKWAY ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation)	333-209052 (Commission File Number)	47-5486027 (I.R.S. Employer Identification No.)

101 Jacksonville Circle Floyd, Virginia (Address of principal executive offices)	24091 (Zip Code)

Registrant's telephone number, including area code: (540) 745-4191

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On March 5, 2018, Parkway Acquisition Corp. ("Parkway") provided supplemental information regarding the previously-announced Agreement and Plan of Merger, dated as of March 1, 2018, pursuant to which Parkway will acquire Great State Bank.  A copy of a merger  fact sheet that is available on Parkway's website, at www.skylinenationalbank.bank under the "Investor Relations" tab, is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Caution Regarding Forward-Looking Statements

The information presented herein contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between Parkway and GSB, (ii) Parkway's and GSB's plans, obligations, expectations and intentions and (iii) other statements presented herein that are not historical facts. Words such as "anticipates," "believes," "intends," "should," "expects," "estimates," "will," and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of Parkway and GSB as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected time frame; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected time frame, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including values of real estate and other collateral; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Parkway's publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2016. Parkway and GSB assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this report.

Additional Information about the Merger and Where to Find It

The information presented herein does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Parkway will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 with respect to the offering of Parkway common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Parkway and GSB and a prospectus of Parkway. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Parkway may also obtain free copies of these documents by directing a request by telephone or mail to Parkway Acquisition Corp., 101 Jacksonville Circle, Floyd ,Virginia 24091; (540) 745-4191; or by accessing these documents at Parkway's website: www.skylinenationalbank.bank. Security holders of GSB may also obtain free copies of these documents by directing a request by telephone or mail to Great State Bank, 1422 US Highway 421, Wilkesboro, NC 28697; (336) 903-4948; or by accessing these documents at GSB's website: www.greatstatebank.com. The information on Parkway's and GSB's websites is not, and shall not be deemed to be, a part of this report or incorporated into other filings made with the SEC.

Parkway, GSB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Parkway and GSB in connection with the merger. Information about the directors and executive officers of Parkway and their ownership of Parkway common stock is set forth in Parkway's annual report on Form 10-K for the year ended December 31, 2016, as previously filed with the SEC on March 29, 2017. Information about the directors and executive officers of GSB and their ownership of GSB common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Item 9.01. Financial Statements and Exhibits.

(d)              Exhibits.

Exhibit No. Description

99.1 Merger fact sheet dated March 5, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKWAY ACQUISITION CORP.
(Registrant)

Date: March 5, 2018	By:	/s/ Blake M. Edwards
Blake M. Edwards
Chief Financial Officer